SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.)*

Tucows Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

019223106

(CUSIP Number)

Stephen M. Schultz, Esq.

Kleinberg, Kaplan, Wolff & Cohen, P.C.

551 Fifth Avenue, New York, New York 10176

(212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 17, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fertilemind Capital Fund I, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8	SHARED VOTING POWER

3,917,683

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,917,683

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,917,683

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fertilemind Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8	SHARED VOTING POWER

3,917,683

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,917,683

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,917,683

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%

14.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Aram Fuchs

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8	SHARED VOTING POWER

3,917,683

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,917,683

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,917,683

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%

14.	TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.	Security and Issuer.

This statement relates to the shares of shares of Common Stock, no par value (“Common Stock”), of Tucows Inc. (the “Issuer”). The Issuer’s principal executive office is located at 96 Mowat Avenue, Toronto, Ontario M6K 3M1, Canada.

ITEM 2.	Identity and Background.
(a)-(c) and (f)	The names of the persons filing this statement on Schedule 13D (the “Reporting Persons”) are:
•	Fertilemind Capital Fund I, L.P., a Delaware limited partnership (the “Fund”).
•	Fertilemind Management, LLC, a Delaware limited liability company (“FML”).
•	Aram Fuchs, a citizen of the United States (“Mr. Fuchs”).

FML is the managing general partner of the Fund. Mr. Fuchs is the managing member of FML. FML and Mr. Fuchs may each be deemed to have voting and dispositive power with respect to the shares of Common Stock held by the Fund.

The business address of each of the Fund, FML and Mr. Fuchs is 450 Seventh Avenue, Suite 2100, New York, NY 10123.

The principal business of the Fund is that of a private investment fund engaged in the purchase and sale of securities for its own account.

The principal business of FML is serving as the managing general partner of the Fund, and providing investment management services to other funds.

Mr. Fuchs’s principal occupation is serving as the managing member of FML.

(d)        During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)        During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The source and amount of funds used by the Fund in making its purchases of the shares of Common Stock beneficially owned it by the Reporting Persons are set forth below:

SOURCE OF FUNDS	AMOUNT OF FUNDS
Working Capital	$2,899,085

ITEM 4.	Purpose of Transaction.

The Reporting Persons acquired the Common Stock beneficially owned by them in the ordinary course of their purchasing, selling and trading in securities.

The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate any purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors. The Reporting Persons may communicate with the Issuer’s management and/or Board or with other shareholders to discuss any purposes, plans or proposals.

On October 29, 2008, the Reporting Persons sent a letter (the “Letter”) to the Board of Directors of the Issuer, a copy of which is attached hereto as Exhibit B and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any plans or proposals that related to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

(a)        The Reporting Persons beneficially own the 3,917,683 shares of Common Stock held by the Fund representing 5.3% of all of the outstanding shares of Common Stock.

(b)        The Fund, FML and Mr. Fuchs have shared power to vote or direct the vote of the 3,917,683 shares of Common Stock held by the Fund.

The Fund, FML and Mr. Fuchs have shared power to dispose or direct the disposition of the 3,917,683 shares of Common Stock held by the Fund.

(c)        The transactions effected by the Reporting Persons during the past sixty (60) days are set forth on Schedule 1 attached hereto. No other transactions with respect to the Common Stock that are required to be reported on Schedule 13D were effected by any of the Reporting Persons during the past sixty (60) days.

(d)	Not applicable.
(e)	Not applicable.
ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement

Exhibit B – Letter to the Board dated October 29, 2008

Schedule 1 – Transactions Effected During the Past 60 Days

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:	October 29, 2008

FERTILEMIND CAPITAL FUND I, L.P.
By: Fertilemind Management, LLC, as General Partner

By: /s/ Aram Fuchs
Aram Fuchs, Managing Member

FERTILEMIND MANAGEMENT, LLC

By: /s/ Aram Fuchs
Aram Fuchs, Managing Member

/s/ Aram Fuchs
Aram Fuchs

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Tucows Inc. dated as of October 29, 2008 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:	October 29, 2008

FERTILEMIND CAPITAL FUND I, L.P.
By: Fertilemind Management, LLC, as General Partner

By: /s/ Aram Fuchs
Aram Fuchs, Managing Member

FERTILEMIND MANAGEMENT, LLC

By: /s/ Aram Fuchs
Aram Fuchs, Managing Member

/s/ Aram Fuchs
Aram Fuchs

EXHIBIT B

LETTER TO THE BOARD

[Fertilemind Capital Letterhead]

October 29, 2008

Dear Board of Directors:

Fertilemind Capital has been a shareholder of Tucows for five years. As Fertilemind Capital’s General Partner, I have stood by with increasing frustration as Tucows has failed to enhance shareholder value, despite the considerable potential its assets hold.

Management has laid the basis for good performance, in part, by assembling 9,000 accounts of small to medium web hosting firms. The company is now in a position to provide innovative domain and email services to them.

Unfortunately, though, a series of operational miscues and strategic distractions have delayed any chance that these strengths would lead to increased customer satisfaction and shareholder value.

I would like to recommend six specific actions that will, if executed, augment the experience of Tucows customers while enhancing value for shareholders.

One: Sell the Entire Domain Portfolio Within Two Years

The company currently has a domain portfolio of 150,000 names, including 1,000 that management has termed “gems,” and 22,000 which it has billed as “brandable.” The 39,000 involved in the personal name business, which add to the experience of Tucows customer, are important. The rest of the domain portfolio, which includes those names monetized by parking, should be unhitched in relatively short order.

Value to shareholders is contained in the acquisition and sale of the portfolio, not in its more cumbersome operation. Management has spoken of various strategies to monetize the portfolio, including parking, leasing, and sale to end-users. But they have never claimed that this business helps its customers. It is important for a company that has had several operational miscues to focus only on businesses that prove a benefit to its customer base.

Moreover, creating a portfolio of media assets without adding value through operations would only be beneficial during inflationary times. With inflation, the price of most assets rise while the company’s cost of capital remains the same. Given that the market for premium domain names is falling, though (along with other financial assets like real estate and public equities) it is clear that such an environment does not currently exist.

There are live auctions that have shown strong liquidity. The auctions generally attract speculators and niche Internet media companies.

Though the macro environment for domain names has slipped, management still stands able to reallocate capital to its benefit. Its own equity has deflated more than the 30-40% that the domain name market appears to have declined. We have done some very rough calculations based on past sales prices and think the portfolio is worth anywhere from $10-$20 million.

It would be wise to auction off the entirety of the portfolio within two years.

Two: Sell Tucows’ Stake in Afilias

Tucows owns 7% of Afilias, receiving $600,000 in dividends during 2007. Assuming that Afilias is paying dividends out at 50% of their free cash flow (a typical payout rate), their cash flow can be fixed at about $17 million. If the company were valued at a 10 multiple of free cash flow, Afilias’s enterprise value would then be approximately $150-$180 million. Even factoring in no excess cash or other asset, Tucows’ stake can be valued at roughly $12 million. For Tucows’ customers and shareholders, this cash could be put to better long-terms use elsewhere.

Three: Dutch Tender

As the cash arrives from the Afilias stake and the sales from the domain portfolio, management should aggressively buy back stock. With these sales complete, management could readily initiate a large Dutch tender of at least $20 million.

Four: Dividend

After the Dutch Tender, the company’s equity base will be smaller. It is easy to see a scenario where a dividend of $3 million (roughly 50% of last year’s normalized free cash flow) could offer close to a double digit yield to the remaining investors.

Five: Exploit Trend Toward Presence

There has been quite a move towards developing tools allowing Internet users to display and view other people’s online presence. Wikipedia defines presence as “a status indicator that conveys ability and willingness of a potential communication partner.”

Potential customers of personal name domains are more likely to be interested in innovative ways to display their presence. Tucows, with its personal name domain portfolio and strong AJAX-based web email interface, is uniquely positioned to offer end-users an ability to both display their presence and monitor the presence of others.

While there are clearly other players out there in this space, such as Friendfeed and Twitter, the combination of email, a personal domain name and integration of APIs from the competitors will create a unique product that would serve to set apart the 9,000 hosting companies that Tucows has served so well over the past decade.

Six: Put a Large Outside Shareholder on the Board

With Fertilemind Capital’s 13-D filing, Tucows currently has 3 13-D holders holding a combined 23.8 million shares. Current board members have holdings of only 903 thousand shares (4.8 million shares, if counting unexercised options). It would be in the shareholders’ interest to add one of the 13-D filers to the board. I would serve, if asked, accepting no cash or options. It is important that investors in Fertilemind Capital Fund I, as well as investors in Tucows, understand that my prime and sole concern is to increase shareholder value.

In summary, it is important to note that Tucows has great assets, a unique customer offering, and patient shareholders. With appropriate actions, this recent period of frustration can serve as a springboard toward greater customer satisfaction and enhanced shareholder value.

I look forward to working with management, the employees and fellow shareholders in making the most of Tucows’ many opportunities.

Sincerely,

/s/ Aram Fuchs

Aram Fuchs

General Partner

Fertilemind Capital

SCHEDULE 1

Transactions of the Reporting Persons Effected During the Past 60 Days

The following transactions were effected by Fertilemind Capital Fund I, L.P. during the past sixty (60) days:

Date	Security	Amount of Shs.Bought (Sold)	Approx. Price per Share (excl. of commission)
8/22/2008	Common	15,000	$0.5500
8/26/2008	Common	35,000	$0.5182
8/29/2008	Common	10,000	$0.4980
9/10/2008	Common	30,000	$0.4800
9/11/2008	Common	17,600	$0.4857
9/15/2008	Common	141,500	$0.4301
10/17/2008	Common	200,000	$0.3075